[Invesco Letterhead]

11 Greenway Plaza

Suite 1000

Houston, TX 70046

February 20, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re:	AIM Investment Funds (Invesco Investment Funds)

CIK No. 0000826644; File No. 333-236077

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, AIM Investment Funds (Invesco Investment Funds) (the “Registrant”) and Invesco Distributors, Inc., the distributor of the Registrant’s shares, hereby request acceleration of the effective date of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-236077) so that such Registration Statement may be declared effective on February 24, 2020, or as soon as practicable thereafter.

The Registrant hereby acknowledges that: (1) should the Securities and Exchange Commission (the “Commission”) or its staff (“Staff”), acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing and the Staff’s comments, the Registrant’s changes to the disclosure in response to the Staff’s comments or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, do not relieve the Registrant of this responsibility; and (3) the Registrant may not assert this action or the Staff’s comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please contact Kenneth L. Greenberg, Esq. of Stradley Ronon at (215) 564-8149 with respect to this acceleration request or in his absence, contact me at (404) 493-3463.

Very truly yours,

AIM Investment Funds (Invesco Investment Funds)

/s/ Jeffrey H. Kupor
Jeffrey H. Kupor, Esq.
Senior Vice President
Chief Legal Officer
Secretary

Invesco Distributors, Inc.

/s/ Jeffrey H. Kupor
Jeffrey H. Kupor, Esq.
Senior Vice President and Secretary

cc:	Jaea Hahn